HypoVereinsbank

Member of UniCredit Group

[redacted]

07020668

RECEIVED JAN 29 2007 SEC PROCESSING SECTION WASH. D.C. 186

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, January 9th, 2007

Re: Bayerische ~~Hypo-~~ Hypotheken und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated January 9th, 2007 commenting on HypoVereinsbank agreeing to transfer BA-CA to UniCredit and HVB Bank Latvia to BA-CA.

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

By: K. Gazdar
Name: Kaevan Gazdar
Title: IR Manager

PROCESSED
FEB 01 2007
THOMSON FINANCIAL

dlw 1/30

Enclosure

INVESTOR RELATIONS RELEASE **JANUARY 9, 2007**

HVB agrees to transfer BA-CA to UniCredit and HVB Bank Latvia to BA-CA

Today the Management Board of HVB agreed to transfer its shareholding of 77.53% in its Austrian subsidiary Bank Austria Creditanstalt (BA-CA) to UniCredit at a price of €109.81 per share, which is equivalent to a total cash consideration of approximately €12.5 billion. Also approved was the execution of the sale of HVB's 100% shareholding in HVB Latvia to BA-CA for a cash consideration of €35 million, plus the capital increase of HVB Bank Latvia of around €40 million subscribed by HVB in August 2006.

In addition, the Management Board established that the actions for rescission served on the parties do not militate against execution of the following transactions, which represents an essential prerequisite for implementation thereof:

- the sale of the 70.26% shareholding in International Moscow Bank (IMB) plus the options on a further 4.81% of IMB to BA-CA at a total purchase price of €1,015 million in cash
- the sale of the 100% shareholding in HVB Bank Ukraine to UniCredit against payment of €83 million in cash
- the sale of assets and liabilities of its branches in Estonia and Lithuania to HVB Bank Latvia at a purchase price of € 1 million and € 9 million, respectively, plus the difference between the accounting value of the assets transferred and liabilities assumed.

The sale of BA-CA to UniCredit and the sale of HVB Latvia to BA-CA have already been approved by the public authorities responsible. In particular, the execution of the remaining transactions still needs to be officially authorized; the approvals in question are expected in due course.

HypoVereinsbank Member of UniCredit Group

INVESTOR RELATIONS RELEASE **9. JANUAR 2007**

HVB beschließt Übertragung der BA-CA an UniCredit und der HVB Bank Latvia an die BA-CA

Der Vorstand der HVB hat heute beschlossen, die Übertragung ihres Anteils in Höhe von 77,53 % an ihrer österreichischen Tochter Bank Austria Creditanstalt (BA-CA) gegen Zahlung von 109,81 Euro je Aktie, was einem Kaufpreis von insgesamt rund 12,5 Mrd. Euro in bar entspricht, an den UniCredit zu vollziehen. Ebenfalls beschlossen wurde der Vollzug des Verkaufs der 100-prozentigen Beteiligung an der HVB Bank Latvia an die BA-CA zu einem Kaufpreis von 35 Mio. Euro in bar zuzüglich der im August 2006 von der HVB gezeichneten Kapitalerhöhung der HVB Bank Latvia von rund 40 Mio. Euro.

Außerdem hat der Vorstand festgestellt, dass die zugestellten Anfechtungsklagen dem Vollzug nachfolgender Transaktionen nicht entgegenstehen und damit eine wesentliche Vollzugsvoraussetzung geschaffen für

- den Verkauf der Beteiligung von 70,26 % an der International Moscow Bank (IMB) zuzüglich der Optionen auf weitere 4,81% an der IMB zu einem Kaufpreis von insgesamt 1.015 Mio. Euro in bar an die BA-CA
- den Verkauf der 100-prozentigen Beteiligung an der HVB Bank Ukraine an den UniCredit gegen Zahlung von 83 Mio. Euro in bar
- den Verkauf der Aktiva und Passiva ihrer Filialen in Estland und Litauen an die HVB Bank Latvia zu einem Kaufpreis von 1 Mio. Euro bzw. 9 Mio. Euro zuzüglich der Differenz zwischen dem Buchwert der übertragenen Vermögenswerte und der übernommenen Verbindlichkeiten.

Der Verkauf der BA-CA an den UniCredit und der Verkauf der HVB Bank Latvia an die BA-CA wurden bereits behördlich genehmigt. Insbesondere die behördlichen Genehmigungen für den Vollzug der übrigen Transaktionen stehen noch aus; sie werden in Kürze erwartet.

Auf der außerordentlichen Hauptversammlung vom 25. Oktober 2006 hat die HVB die Verträge zur Übertragung der Töchter BA-CA und HVB Bank Ukraine an den UniCredit, der Töchter IMB und HVB Bank Latvia an die BA-CA sowie der Aktiva und Passiva der HVB Filialen in Estland und Litauen an die HVB Bank Latvia zur Zustimmung vorgelegt. Die Hauptversammlung hat mit jeweils mehr als 99,4 % der abgegebenen Stimmen den Verträgen zugestimmt. Gegen diese Beschlüsse haben Aktionäre vor Gericht Klage erhoben; 43 Klageschriften wurden zugestellt.

Vollzugsvoraussetzung für die Transaktionen war neben der Erteilung der behördlichen Genehmigungen jeweils ein Vorstandsbeschluss auf Basis eines Rechtsgutachtens eines externen Beraters, dass die zugrundeliegenden Hauptversammlungsbeschlüsse vom 25. Oktober 2006 keine Fehler aufweisen, die einem Vollzug entgegenstehen. Der Vorstand hat heute auf der Grundlage einer Stellungnahme der Rechtsanwaltskanzlei Gleiss Lutz und im Hinblick auf die Bewertung auf der Grundlage einer ergänzenden Stellungnahme von PWC über den Vollzug entschieden.

Dazu der Vorstandssprecher der HVB, Dr. Wolfgang Sprißler: "Mit dieser wichtigen Entscheidung können wir nun unsere Strategie der Fokussierung auf Deutschland und des Ausbaus unserer Investmentbanking-Aktivitäten als Kompetenzcenter für die gesamte UniCredit-Group konsequent vorantreiben."

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir